

December 20, 2013

Via E-Mail
Mr. Mick McMullen
Chief Executive Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

      Re: **Stillwater Mining Company**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 001-13053

Dear Mr. McMullen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Discussion, page 18

1.   We note your reconciliation of your proven and/or probable reserves in this section, but do not find disclosure within your filing regarding your mine production tonnage and grade of the materials extracted from your mines, mill tonnage and grade, metallurgical recoveries, concentrate tonnage and grade produced or smelter recoveries. In future filings please include these production statistics within your filing as required by Regulation S-K, Instructions to Item 102, Part 3.

Project Description, page 24

2.   Although you refer to the Marathon project as an "advanced stage development project", your disclosure indicates you have not yet begun commercial development activities. Please modify your description of the Marathon project throughout your future filings to reflect the status of the project (i.e. not an "advanced stage" development project), or tell us why you believe no modification is necessary.

3.   We note your disclose of proven and probable reserves identified in that report totaled 91 million ore tonnes grading 0.246% copper, 0.832 g/t palladium and 0.237 g/t platinum. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. In future filings please report your proven and/or probable reserves separately for all your properties.

4.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. In future filings, please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

5. In future filings, please disclose the following information within or adjacent to your reserve tables:

    • A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

    • The cutoff grade used.

    • The metallurgical recovery factor for each of your mines.

    • All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

    • The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

    • A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

6. Please disclose whether or not a reserve audit has been performed over the last three years in your future filings.

Selected Financial Data, page 57
Reconciliation of Non-GAAP Measures to Costs of Revenues, page 62

7. You present three non-GAAP cost measures (operating costs, cash costs and production costs) in three different units of measurement (total dollars, per ounce produced, and per ton milled), all of which are net of revenue from the sale of by-products. Please modify your disclosure in future filings for all nine non-GAAP measures to:

    • compute and disclose each of these non-GAAP measures as both gross and net of by-product revenues, either through a separate computation or as a subtotal in your current computation (for example: cash costs exclusive of by-product credits; cash costs net of by-product credits);

    • revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g. "cash costs, net of by-product credits" or "operating costs, net of by-product credits"); and

    • disclose why you believe presenting a cost measure for producing palladium and platinum, net of revenue from by-products, is useful to your investors.

In your response to this comment, please provide us with a sample of your proposed future disclosure.

8.   In reconciling from your total consolidated costs of revenues to your total production cost (non-GAAP), you include a reconciling item for "profit from PGM recycling." Please tell us what this item represents and why you have reduced your costs of revenues by this amount in arriving at total production costs (non-GAAP). Please also expand your future disclosure accordingly.

Consolidated Financial Statements and Supplementary Data, page 85
Consolidated Statements of Operations and Comprehensive Income, page 87

9.   Your cost of metals sold ($623,871 for 2012) excludes depletion, depreciation and amortization. Please modify the description of this line item in future filings to highlight that it is exclusive of depletion, depreciation and amortization. Refer to SAB Topic 11B.

Consolidated Statements of Cash Flows, page 89

10.   In future filings, please revise the "Other" line item in your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities.

Note 2 – Summary of Significant Accounting Policies, page 91
Mineral Properties and Mine Development, page 92

11.   You capitalize mine development costs "when it has been determined that a mineral property can be commercially developed." Please tell us whether this coincides with establishing reserves (Industry Guide 7 compliant) or whether you capitalize costs prior to establishing reserves. Please also expand your future disclosure accordingly.

12.   You disclose that your capitalized mineral property acquisition costs, mineral rights and mine development costs are amortized using the units-of-production method based on either the quantities of recoverable metal or the life of the mine (or shorter period). Please expand your future disclosure to clarify whether your recoverable quantities or life-of-mine estimates are based on the proven and probable reserves (Industry Guide 7 compliant) or some other mineralized material. Please provide us with a sample of your proposed future disclosure.

Controls and Procedures, page 115
Internal Controls Over Financial Reporting, page 115

13.   Please tell us what impact the errors disclosed in Note 4 had on your assessment of internal controls over financial reporting (i.e. how you were able to conclude your internal controls were effective at December 31, 2012 despite these errors), especially since you did not disclosure any third- or fourth-quarter changes in your internal controls over financial reporting pursuant to Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

                                                    Sincerely,

                                                    /s/ Tia L. Jenkins

                                                    Tia L. Jenkins
                                                    Senior Assistant Chief Accountant
                                                    Office of Beverages, Apparel, and
                                                    Mining